UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2011
Commission File Number: 000-50984
eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)
Xingke Plaza, Tower B, Third Floor
10 Middle Jiuxianqiao Road
Chaoyang District
Beijing 100015, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑.
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 15, 2011 (Beijing time), eLong, Inc. (NASDAQ: LONG), a leading online travel company in China, held its annual general meeting of shareholders. At the meeting the following eleven persons were re-elected to the Board of Directors of eLong, Inc.:
Fernando Gil de Bernabé,
Guangfu Cui,
Thomas Gurnee,
Dara Khosrowshahi,
Henrik Kjellberg,
Dan Lynn,
Jens Parkitny,
Cyril Ranque,
Michael Scown,
Johan Svanstrom, and
Xiaoguang Wu.
*            *            *
About eLong, Inc.
eLong, Inc. (Nasdaq: LONG) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, mobile (via iPhone and Android applications and m.eLong.com) and 24-hour call center hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest directly-bookable hotel product portfolio in China with a selection of more than 23,000 hotels in China and almost 145,000 international hotels in more than 100 countries worldwide, as well as the ability to fulfill domestic and international air ticket reservations in cities across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700).
eLong operates websites including www.elong.com, www.elong.net and www.xici.net.
For further information:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: December 16, 2011	ELONG, INC.
	By:	/s/ Sami Farhad
		Name:	Sami Farhad
		Title:	Vice President & General Counsel